SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 6)*

TALON THERAPEUTICS, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 87484H104
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87484H104	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,360,140 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,360,140 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,360,140 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.05% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 2,681,963 shares of common stock, warrants to purchase 324,737 shares of common stock and  5,353,440. shares of common stock issuable as of June 13, 2011 upon the conversion of an aggregate of 39,122 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situation Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2)  Based on 21,242,772 outstanding shares of common stock of the Company as reported in the Company's Quarterly Report for the quarterly period ended March 31, 2011 filed by the Company on May 13, 2011 with the Securities and Exchange Commission.

SCHEDULE 13D
CUSIP No. 87484H104	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situation Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 745,344 Shares (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 745,344 Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,344 Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45% (4)
14	TYPE OF REPORTING PERSON PN

(3)    Comprised of  371,077 shares of common stock, warrants to purchase 21,415 shares of common stock and 352,852 shares of common stock issuable as of June 13, 2011 upon the conversion of 2,579 shares of Series A-1 Convertible Preferred Stock.

(4)   See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,916,482 Shares (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,916,482 Shares (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,916,482 Shares (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.53% (6)
14	TYPE OF REPORTING PERSON* PN

(5)  Comprised of  885,074 shares of common stock, warrants to purchase 116,172 shares of common stock and 1,915,236 shares of common stock issuable as of June 13, 2011 upon the conversion of 13,996 shares of Series A-1 Convertible Preferred Stock.

(6)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,698,314 Shares (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,698,314 Shares (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,698,314 Shares (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.16% (8)
14	TYPE OF REPORTING PERSON* PN

(7)  Comprised of 1,425,812 shares of common stock, warrants to purchase 187,150 shares of common stock and 3,085,352 shares of common stock issuable as of June 13, 2011 upon the conversion of 22,546 shares of Series A-1 Convertible Preferred Stock.

(8)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,377,077 Shares (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,377,077 Shares (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,377,077 Shares (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.28% (10)
14	TYPE OF REPORTING PERSON* PN

(9)  Comprised of 690,882 shares of common stock, warrants to purchase 39,250 shares of common stock and 646,945 shares of common stock issuable as of June 13, 2011 upon the conversion of 4,728 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund International, Limited.

(10)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,377,077 Shares (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,377,077 Shares (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,377,077 Shares (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.28% (12)
14	TYPE OF REPORTING PERSON* CO

(11)  Comprised of 690,882  shares of common stock, warrants to purchase 39,250 shares of common stock and 646,945 shares of common stock issuable as of June 13, 2011 upon the conversion of 4,728 shares of Series A-1 Convertible Preferred Stock.

(12)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,737,217 Shares (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,737,217 Shares (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,737,217 Shares (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.27% (14)
14	TYPE OF REPORTING PERSON* IN

(13)  Comprised of an aggregate of 3,372,845 shares of common stock, warrants to purchase 363,987 shares of common stock and 6,000,385 shares of common stock issuable as of June 13, 2011 upon the conversion of an aggregate of 43,850 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situation Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International, Limited.

(14)  See footnote 2 above.

CUSIP No. 87484H104

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situation Fund, L.P. (“Deerfield Special Situation Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International, Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Capital, Deerfield Special Situation Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010, Amendment No. 2 filed on September 16, 2010, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on May 25, 2011, and Amendment No. 5 filed on June 13, 2011 with respect to the securities of Talon Therapeutics, Inc. (the "Company") (formerly Hana Biosciences, Inc.) is hereby amended by this Amendment No. 6. Only those items hereby reported in this Amendment No. 6 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No.1 to the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

All of the computations and share amounts used here do not give effect to any accretion of shares Series A-1 Preferred Stock after June 13, 2011.

(a)

(1)	Reporting Persons

Number of shares:  9,737,217 (13)
Percentage of shares:  35.27% (2)

(2)	Deerfield Capital

Number of shares:  8,360,140 (1)
Percentage of shares:  31.05% (2)

(3)	Deerfield Special Situation Fund

Number of shares:  745,344 (3)
Percentage of shares:  3.45% (2)

(4)	Deerfield Private Design Fund

Number of shares:  2,916,482(5)
Percentage of shares:  12.53% (2)

CUSIP No. 87484H104

(5)	Deerfield Private Design International

Number of shares:  4,698,314(7)
Percentage of shares:  19.16% (2)

(6)	Deerfield Management

Number of shares:  1,377,077 (9)
Percentage of shares:  6.28% (2)

(7)	Deerfield Special Situations International

Number of shares:  1,377,077 (11)
Percentage of shares:  6.28% (2)

(8)	Flynn

Number of shares:  9,737,217 (13)
Percentage of shares:  35.27% (2)

(b)

(1)	Deerfield Capital

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   8,360,140 shares (1)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   8,360,140 shares (1)

(2)	Deerfield Special Situation Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  745,344 shares (3)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  745,344 shares (3)

(3)	Deerfield Private Design Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  2,916,482 shares (5)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  2,916,482 shares (5)

(4)	Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  4,698,314 shares (7)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  4,698,314 shares (7)

CUSIP No. 87484H104

(5)	Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,377,077 shares (9)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,377,077 (9)

(6)	Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,377,077 (11)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,377,077 shares (11)

(7)	Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  9,737,217  shares (13)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  9,737,217  shares (13)

Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situation Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(c)              The following table sets forth the transactions effected by the Reporting Persons in the shares of Common Stock of the Company since the date of the filing of Amendment No. 5 on June 13, 2011.  All transactions listed below were effected as open market sales.

Date	Seller	Number of Shares of Common Stock Sold	Price
June 13, 2011	Deerfield Special Situation Fund, L.P	3,633	$1.02
June 13, 2011	Deerfield Special Situations Fund International, Limited	5,685	$1.02
June 13, 2011	Deerfield Private Design Fund, L.P.	9,139	$1.02
June 13, 2011	Deerfield Private Design International, L.P.	14,724	$1.02

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

CUSIP No. 87484H104

Deerfield Management, as investment manager, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Special Situation Fund and Deerfield Special Situations International (collectively, the "Stockholders"), as stockholders, and UBS Securities, LLC (the "Broker"), as broker, entered into a Rule 10b-5-1 Sales Plan (the "Sales Plan") dated as of June 13, 2011.  The Sales Plan is intended to qualify under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and provides for the sale of up to 3,144,784 shares of the Company’s common stock held by the Stockholders at a per share sale price that is at or above $0.99, subject to certain volume limitations. The Sales Plan shall terminate (i) upon three days prior written notice by Deerfield Management or the Stockholders to the Broker, provided that Deerfield Management and the Stockholders will not terminate the Sales Plan at any time that they are aware of nonpublic information about the Company and/or its common stock or any time during the period beginning on the 14th day prior to the end of the fiscal quarter of the Company and ending at the beginning of the second trading day following the Company's public release of its earning for such quarter or (ii) the date on which the Company or any other person publicly announces a tender or exchange offer with respect to the Company's  common stock or a merger, acquisition, reorganization, recapitalization, or comparable transaction affecting the securities of the Company as a result of which the Company's common stock is to be exchanged or converted into shares of another company, subject to certain exceptions.

The foregoing description of the Sales Plan is not complete and is qualified in its entirety by reference to the Sales Plan, which is attached hereto as Exhibit 99.17 and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.17
Rule 10b-5-1 Sales Plan, dated as of June 13, 2011, by and among UBS Securities, LLC, Deerfield Management Company, L.P., Series C, Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situation Fund, L.P., Deerfield Special Situations Fund International Limited.

CUSIP No. 87484H104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2011

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATION FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 99.3 to a Schedule 13D/A with regard to Hana Biosciences, Inc. (now known as Talon Therapeutics, Inc.) filed with the Securities and Exchange Commission on June 11, 2010 by Deerfield Capital L.P.; Deerfield Management Company, L.P.; Deerfield Special Situation Fund, L.P.; Deerfield Special Situations Fund International, Limited; Deerfield Private Design Fund, L.P.; Deerfield Private Design International, L.P. and James E. Flynn.